Exhibit 1

For Immediate Release

BioLineRx In-Licenses BL-7050, a Novel,
Orally-Available Molecule for the Treatment of
Neuropathic and Inflammatory Pain

Jerusalem, September 7, 2011 - BioLineRx (NASDAQ: BLRX) (TASE: BLRX), a biopharmaceutical development company, today announced that it has signed a worldwide, exclusive license agreement with Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University, for the development and commercialization of BL-7050, a novel, orally-available treatment for neuropathic and inflammatory pain. Financial terms of the license were not disclosed.

The new molecule acts by inhibiting the activity of pain-transmitting neurons, using a novel mechanism of action. Pre-clinical trials in cell culture and in animal models of neuropathic and inflammatory pain have shown that the molecule is effective at reducing neuronal activity and pain levels. In addition, it has an improved safely profile. BL-7050 is based on a technology which was developed in the laboratory of Professor Bernard Attali from the Department of Physiology and Pharmacology, the Sackler Faculty of Medicine at Tel Aviv University.

"The need for safe pain relieving drugs with improved efficacy and a tolerable side-effect profile is greater than ever," said Professor Marshall Devor, a world-renowned pain expert from the Department for Cell and Developmental Biology at the Hebrew University of Jerusalem. "Preclinical trials indicate that BL-7050 has favorable properties from the point of view of bioavailability, safety and efficacy."

"Chronic neuropathic or inflammatory pain is a leading cause of disability and one of the most common reasons patients visit a family physician," said Dr. Kinneret Savitsky, CEO of BioLineRx. "The neuropathic pain market, which reached $2.4 billion in the seven major markets in 2009, is saturated with therapeutics that do not offer an adequate solution, due to either limited efficacy or unacceptable side effects, and there is a clear need for new, better treatments."

BL-7050 is a new chemical entity based on the molecular structure of diclofenac (Voltaren), a well-known non-steroidal anti-inflammatory drug (NSAID) widely used in the treatment of nociceptive and inflammatory pain. However, BL-7050 operates via a novel mechanism of action, namely opening specific potassium channels in nerve cells. The opening of these channels reduces the activity of the nerve cells, thereby reducing or preventing pain signals.

About Neuropathic Pain
Neuropathic pain is a complex, chronic state of pain that results from dysfunctional or injured nerve fibers. Neuropathic pain is associated with various conditions, including shingles, diabetes and cancer and is reported to affect 1% to 3% of the population. Patients describe the symptoms as burning, stabbing, electric shock or itching sensations, which can cause extreme discomfort for extended periods of time. A variety of medications are used to treat neuropathic pain, including antidepressants and anti-seizure medicines. However, these medications have significant side effects and are not always effective. In 2009 the neuropathic pain market was estimated to be $2.4 billion in the seven major markets (US, Japan, France, Germany, Italy, Spain and the UK), and it is projected to grow to $4.1 billion in 2018.

About BioLineRx
BioLineRx Ltd. is a publicly-traded biopharmaceutical development company. BioLineRx is dedicated to building a portfolio of products for unmet medical needs or with advantages over currently available therapies. BioLineRx’s current portfolio consists of five clinical stage candidates: BL-1020 for schizophrenia is in Phase II/III clinical trials; BL-1040 for treatment of patients following a myocardial infarction has completed a Phase I/II study and has been out-licensed to Ikaria Inc. for a total deal value of $282.5 million, in addition to sales royalties; BL-5010 for non-surgical removal of skin lesions has completed a Phase I/II study; BL-1021 for neuropathic pain is in Phase I development; and BL-7040 for treating Inflammatory Bowel Disease (IBD) has completed Phase I. In addition, BioLineRx has nine products in various pre-clinical development stages for a variety of indications, including central nervous system diseases, oncology, infectious diseases, cardiovascular and autoimmune diseases.

BioLineRx's business model is based on acquiring molecules mainly from biotechnological incubators and academic institutions. The Company performs feasibility assessment studies and development through pre-clinical and clinical stages, with partial funding from the Israeli Government's Office of the Chief Scientist (OCS). The final stage includes partnering with medium and large pharmaceutical companies for advanced clinical development (Phase III) and commercialization. For more information on BioLineRx, please visit www.biolinerx.com.

Contacts:
Garth Russell / Todd Fromer
KCSA Strategic Communications
1 212-896-1250 / 1 212-896-1250
grussell@kcsa.com / tfromer@kcsa.com

Tsipi Haitovsky (Public Relations)
+972-3-6240871
tsipih@netvision.net.il